THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 33.



                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of November 2001

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                (Translation of Registrant's Name into English)

                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116 JAPAN
                       --------------------------------
                   (Address of Principal Executive Offices)



          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X               Form 40-F ___
                                ---


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes ___                    No  X
                                                    ---


          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST HALF OF FISCAL YEAR ENDING MARCH 31, 2002

     On November 22, 2001, the registrant announced its financial condition and results of operations for the first half of the fiscal year ending March 31, 2002, including the financial condition and results of operation for the same period of the registrant's three wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation (the "Subsidiaries"). Attached hereto is a copy of a press release dated November 22, 2001 pertaining to the financial condition and results of operations of the registrant and the Subsidiaries, as well as forecasts for the operations of the registrant and the Subsidiaries for the remainder of the fiscal year ending March 31, 2002. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ending March 31, 2002, which information will be prepared on the basis of accounting principles generally accepted in the United States.

     The earning projections by the registrant and the Subsidiaries for the fiscal year ending March 31, 2002 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant and Subsidiaries' actual results to differ materially from those set forth in the attachment.

     Such earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new businesses.

     No assurance can be given that the registrant and Subsidiaries' actual results will not vary significantly from the projected earnings.

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NIPPON TELEGRAPH AND TELEPHONE
                                   CORPORATION



                                        By /s/ Hiroo Inoue
                                           ---------------
                                        Name:  Hiroo Inoue
                                        Title: Senior Manager
                                               Department IV


Date: November 22, 2001

                                                               November 22, 2001

FOR IMMEDIATE RELEASE


             NTT Announces Results from First-Half of Fiscal Year
                             Ending March 31, 2002



1.  STATUS OF THE NTT CORPORTE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications services, long-distance and international communications services, mobile communications services, and data communications services.

The business results of consolidated subsidiaries and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. and NTT DATA Corporation, two consolidated subsidiaries, are listed on the First Section of the Tokyo Stock Exchange.

(1)  Regional Communications Businesses
     ----------------------------------

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communication businesses are Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West).


(2)  Long-Distance and International Communications Businesses
     ---------------------------------------------------------

The principal elements in this business are inter-prefectural communications services, international communications services, and ancillary services pertaining to international communications services.

The consolidated subsidiaries in the long-distance and international businesses are NTT Communications Corporation, NTT USA, inc., NTT Rocky, Inc., NTTA&T Investment, Inc., NTT America, Inc., TELETECHNO, Inc., Milletechno, Inc., NTTA&A Investment, Inc., Autoweb Communications, Inc., NTT MULTIMEDIA COMMUNICATIONS LABORATORIES, Inc., NTT AUSTRALIA PTY. LTD., NTT Worldwide Telecommunications Corporation, NTT EUROPE LTD., NTT MSC SDN. BHD., NTT SINGAPORE PTE. LTD., NTT (HONG KONG) LIMITED, NTT COM ASIA LTD., NTT Taiwan Ltd., NTT Korea Co., Ltd., NTT Comunicacoes do Brasil Participacoes Ltda., and NTT do Brasil Telecomunicacoes Ltda.

(3)  Mobile Communications Businesses
     --------------------------------

The principal elements in this business are mobile telephone services, car telephone services, PHS services, quick-cast businesses (formerly, pager services), and related ancillary services.

The consolidated subsidiaries in the mobile communications businesses are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., , DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Systems, Inc., and other 19 companies.

(4)  Data Communications Businesses
     ------------------------------

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications businesses are NTT DATA Corporation, NTT System Technologies Inc., NTT System Service Corporation, NTT DATA FINANCIAL CORPORATION, DREAM NET Corporation, NTT DATA TOKYO SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, and other 28 companies.

(5)  Other Businesses
     ----------------

Nippon Telegraph and Telephone Corporation ("NTT")

Other consolidated subsidiaries of NTT are NTT Power and Building Facilities Inc., NTT Urban Development Co., NTT Comware

Corporation, NTT Leasing Co., Ltd., NTT Auto Leasing Co., Ltd., NTT Finance Japan Co., Ltd., NTT Software Corporation, NTT Electronics Corporation, NTT Advanced Technology Corporation, NTT IT Corporation, and NTT Broadband Initiative Inc.

 . The consolidated subsidiaries in Regional Communications Businesses Support Group are NTT-ME Hokkaido Co., Ltd., NTT-ME Tohoku Co., Ltd., NTT-ME Corporation, NTT-ME Tokai Co., Ltd., NTT-ME Hokuriku Co., Ltd., NTT-ME Kansai Co., Ltd., NTT-ME Chugoku Co., Ltd., NTT-ME Shikoku Co., Ltd., NTT-ME Kyushu Co., Ltd., NTT-Do Inc., NTT Directory Services Co., and NTT Teleca Corporation.

 . The consolidated subsidiaries in Long-Distance and International Businesses Support Group are Verio Inc., NTT World Engineering Marine Corporation, and other 11 companies.

Group organizational chart appears on the following page.

                                                                                                         ---------------------------
                                             ORGANIZATIONAL CHART OF THE NTT GROUP                       * Consolidated subsidiaries
                                                                                                         ---------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                           Customer
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------   --------------------------------   -----------------------------------   -------------------------
Regional Communications           Long-Distance and International    Mobile Communications                 Data Communication
Businesses                        Communications Businesses          Businesses                            Businesses
  * NTT East                        * NTT Communications               * NTT DoCoMo                          *  NTT Data
  * NTT West                        * 20 international companies       * eight regional DoCoMo companies
-------------------------------   --------------------------------   -----------------------------------   -------------------------

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------   -------------------------------     -----------------------------     ----------------------------
Regional Communications Support   Long-Distance and International     Mobile Communications Support     Data Communications
Group                             Communications Support Group        Group                             Support Group
- Engineering Businesses          - Internet Related Businesses         * DoCoMo Service                - SE Services
* NTT-ME                            NTTPC Communications                * DoCoMo Engineering            * NTT System Technologies
* eight regional NTT-ME             NTT Satellite Communications,       * DoCoMo Mobile                 * NTT System Service,
  companies, and others             and others                          * DoCoMo Support                  and others
- Telephone Directory Businesses  - Others                              * Nippon Senpaku Tsushin        - Network Services
* NTT Directory Services          * Verio Inc.                          * DoCoMo Technology             * NTT Data Financial
  NTT Business Information        * NTT World Engineering Marine,       * DoCoMo Services,              * Dream Net, and others
  Service, and others               and others                            and others                    - Others
+ Telemarketing Businesses                                                                              * NTT DATA Tokyo SMS
                                                                                                        * NTT DATA Customer
  NTT Solco corporation                                                                                   Service, and others
  NTT Dynamic Telema, and others
- Internet Related Businesses     --------------------------------    -----------------------------     ----------------------------
  Plala Networks, and others
- Others
* NTT Teleca, and others
-------------------------------
-------------------------------
Other Affiliates of the Holding
Company
- Engineering Businesses
* NTT Power and Building Facilities,
  and others
- Real Estate Businesses
* NTT Urban Development, and others
- SI and Information Processing
  Businesses
* NTT Comware
  Nippon Information and
  Communication, and others
- Financing Businesses
* NTT Leasing
* NTT Finance Japan
- Advanced Technologies
  Development Businesses
* NTT Electronics
* NTT Software, and others

- Others
  NTT Advertising
  NTT Business Associe, and others
----------------------------------

                  ------------------------------------------
                  Nippon Telegraph and Telephone Corporation

                  ------------------------------------------

2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

In an environment of dramatic changes in market structure, Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group or Group) are actively engaged in reforming the Group's business structure. Specific initiatives include: (1) positive contribution to the realization of the IT revolution through lowering of charges for Internet access centered on flat-rate services, active development of fiber-optic services, and commitment to the development of demand for broadband content applications; (2) promotion of international operations in mobile communications businesses and IP network and platform businesses; (3) Group-wide effort to radically reform the cost structures of Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West) which face very challenging financial conditions; and (4) full utilization of the advantages of the holding company system for Group management to achieve the above objectives.

(2) Basic Principle Concerning Profit Allocation

NTT believes it is very important for it to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of appropriate dividends while acting to secure necessary levels of internal reserves.

Such internal reserves will be utilized to reinforce NTT's financial standing.

3. BUSINESS RESULTS

(1) Results for the Interim Period Ended September 30, 2001

During the interim period ended September 30, 2001, the Japanese economy marked its highest unemployment rate in postwar history. Meanwhile, corporate profits and capital investments declined as economic conditions continued to deteriorate.

Rapid changes were observed in the telecommunications markets as a result of the ongoing global-scale "IT recession." In the market for conventional fixed-line telephone services, the combined total of analog and ISDN telephone subscriptions began to decline. Increased competition was seen in this segment as charges were lowered following the introduction of "MYLINE" carrier selection services. In contrast, although the growth in the number of subscribers slowed down slightly, the mobile communications market maintained its upward momentum as a result of continued growth of demand for mobile multimedia services. The Internet access services market witnessed the entry of new enterprises utilizing new business models featuring integrated packages of both platform and content. As a result, rapid growth was seen in ADSL and fiber-optic services. At the same time, these developments have created extremely competitive market conditions leading to situations which can be fairly described as the "collapse of price structures." The globalization of Japan's telecommunications markets is continuing as foreign carriers acquire total management rights of major domestic carriers.

Amid this business environment, the NTT Group companies implemented a further series of rate cuts to respond to the intensification of price competition and to generate new demand centered on Internet-based services. Concerted efforts were also undertaken to make further inroads into the broadband market, such as through the launching of full-fledged fiber-optic services. Similarly, the management resources of the NTT Group were brought together to establish NTT Broadband Initiative Inc., a company whose primary objective is to develop new businesses aimed at the creation of a content marketplace for the broadband age. Concurrently, the regional operating companies, NTT East and NTT West, continued to reduce their workforce and capital investment budgets in accordance with the provisions of the Mid-term Restructuring Plan in order to achieve further improvements in management efficiency.

As a result of these efforts, NTT's consolidated business results for the interim period ended September 30, 2001 were as follows:

Consolidated operating revenues amounted to 5,806.4 billion yen (up 5.8% from the previous year). Consolidated recurring profit was impacted by the deteriorating profit performances of fixed-line telecommunications businesses which have been affected by intensified competition and reductions in charges. Consequently, consolidated recurring profit slipped to 403.4 billion yen (down 26.8% from the previous year). At the interim settlement, corporate values of overseas companies in which the NTT Group holds equity positions were reevaluated in light of the recent changes in the business environment, such as the ongoing "IT recession" and the slowdown in the U.S. economy, and current financial conditions. This led to a write-off of losses associated with Verio Inc. and KPN Mobile N.V. As a result, extraordinary losses amounting to 760.7 billion yen were registered (including 498.0 billion in losses related to Verio and 262.7 billion yen in losses related to KPN Mobile). Thus, consolidated net loss for the interim period came to 261.8 billion yen.

Regarding cash flow during the period under review, NTT obtained from its operating activities cash in the amount of 1,046 billion yen. Investment activities, absorbed cash in the amount of 1,500.6 billion yen. Finally, financing activities absorbed cash in the amount of 46.8 billion yen. As a result, NTT had cash and cash equivalents in the amount of 464.5 billion yen at the end of the consolidated interim period.

The business results of NTT and the principal NTT Group companies during the interim period ended September 30, 2001 are as follows:

Nippon Telegraph and Telephone Corporation (Holding Company)
------------------------------------------------------------

NTT has been actively engaged in the management of the NTT Group, and in April 2001 announced the new NTT Group Three-Year Business Plan (fiscal years 2001-
2003) to establish the business directions to be pursued by the NTT Group companies. In payment for such services rendered, NTT received a total amount of
11.9 billion yen (down 4.3% from the previous year) in Group management fees. NTT has also been involved in a broad range of R&D projects in basic fields of information distribution and has undertaken to develop the world's first tera-bit class HIKARI router (optical MPLS, or Multi-protocol Label Switching) for the realization of ultra high-speed and high-volume optical networks. In payment for these R&D activities, NTT received a total amount of 98.4 billion yen (down 2.2% from the previous year) in R&D related revenues. In addition to these payments, NTT received a total of 44.3 billion yen in dividends (down 35.3% from the previous year) from NTT Group companies.

As a result, NTT's operating revenues amounted to 164.1 billion (down 17.6% from the previous year) in the interim period ended September 30, 2001. Recurring profit came to 67.1 billion yen (down 35.6% from the previous year), while net income amounted to 57.5 billion yen (down 64.3% from the previous year).

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and
------------------------------------------------------------------------
Telephone West Corporation
--------------------------

During the interim period under review, NTT East and NTT West endeavored to strengthen their competitive positions by expanding the scope of services and implementing reductions in charges, while continuing to strive toward improved management efficiency.

In the area of Internet access services, the fiber-optic based "B FLET'S" access service went into full operation. Concurrently, in order to develop greater competitive strength, the areas of coverage were enlarged and charges reduced for the already operational "FLET'S ADSL" service. During the period under review, the two regional operating companies launched their "L-mode" services designed to expand the range of Internet users by providing access to Internet-based information searches and the exchange of e-mail using household telephones.

In the area of fixed-line telephone services, continued efforts were made to expand customer registration in the MYLINE system by lowering local telephone charges and expanding the scope of discount services.

With regard to improvement of management efficiency, NTT East and NTT West continued to implement the initiatives of the Mid-term Restructuring Plan. These included such initiatives as the consolidation of local and regional offices for the creation of more efficient operational and management frameworks, workforce reductions through reallocation and transfer of personnel to Group companies, and cutbacks in capital investment. Furthermore, in view of the even more severe business environment brought on by intensification of competition, both regional operating companies are once again implementing voluntary early retirement programs during the current fiscal year.

Notwithstanding these management efforts, as a result of intensified competition and reductions in charges, operating revenues registered in the interim period ended September 30, 2001 came to 1,280.8 billion yen (down 7.4% from the previous year) for NTT East and 1,206.9 billion yen (down 8.2% from the previous year) for NTT West.

NTT Communications Corporation
------------------------------

During the interim period under review, NTT Communications implemented a series of measures designed to enhance its IP services. Specifically, the "Super OCN DSL Access" service was launched as a high-quality, low-cost broadband Internet access system for corporate clients. Efforts were also made to expand and to improve OCN services by reducing charges and by establishing compatibility with B FLET'S. NTT Communications is also expanding its scope of global services for corporate clients, including data center services featuring thoroughly integrated network services and platforms.

In the area of telephone services, NTT Communications is striving to develop more effective responses to the new competitive environment following the introduction of MYLINE. Specific lines of action include lowering telephone charges to place NTT Communications on par with the most competitive rates currently available in the market, responding to strong corporate customer demand for integrated services covering the full range of local to international services, and the improvement of customer-support contact channels.

As a result of these activities, NTT Communications registered operating revenues of 637.4 billion yen (4.1% decrease from the previous year) for the interim period ended September 30, 2001.

NTT DATA Corporation
--------------------

During the six-month period under review, NTT DATA continued to provide reliable services for large-scale systems, while working toward upgrading existing systems and developing new peripheral businesses. NTT DATA was also active in preparing proposals for electronic government and electronic local administrative systems.

Other initiatives promoted by NTT DATA include the IT Business Partner program for creating new businesses through business alliances and joint investments made with customers, and the Service Provider business designed to provide settlement services and various other basic services for the proper functioning of the information-network society.

As a result of these activities, NTT DATA registered consolidated operating revenues of 342.2 billion yen (1.2% decrease over the previous year) for the interim period ended September 30, 2001.

NTT DoCoMo Inc.
---------------

NTT DoCoMo implemented a series of actions throughout the first half of the current fiscal year designed to lend added momentum to the use of its services. Specifically, the "i-area" service was launched to provide greater depth to the "i-mode" system, various new products were introduced to the market, and continued efforts were made to reduce service charges.

NTT DoCoMo also acted aggressively to promote its mobile multimedia services. During the period under review, the Company launched FOMA services for the world's first third-generation mobile communication system (IMT-2000) on a trial basis.

Further steps were taken to promote the IMT-2000 system and the global expansion of NTT DoCoMo's mobile multimedia businesses by transferring technologies and know-how to various overseas mobile phone enterprises in which the Company has an equity stake.

As a result of these activities, NTT DoCoMo registered consolidated operating revenues of 2,612.9 billion yen (17.8% increase over the previous year) for the interim period ended September 30, 2001.

(2) Projections for the Fiscal Year Ended March 31, 2002

The outlook for the Japanese economy for the second half of the current fiscal year remains uncertain as it now appears that a further deceleration in the world economy cannot be avoided in the wake of the terrorist attacks on the United States.

In the information communication field, no change is anticipated in the general trend toward globalization and the proliferation of IP technologies. In this environment, telecommunications carriers face an increasingly urgent need to bolster their competitive positions. In addition to the obvious need to provide low-cost and high-speed services, telecommunications carriers will have to develop the capacity to provide a comprehensive package of services, keeping in mind the distribution of content, and to reinforce their financial standing. In response to these critical challenges, we expect to see increased activity toward reorganization and realignment of telecommunications carriers on a global scale.

Given these conditions, the NTT Group is actively engaged in the following core initiatives under the Group management of NTT (holding company): development of broadband markets, continued structural reform centered on the two regional operating companies, and the development of greater competitive strength in international businesses.

With regard to the development of broadband markets, the NTT Group is expanding its high-speed access networks for both fixed-line and mobile communications, and is aggressively pursuing the development of broadband content distribution services.

The NTT Group is engaged in a Group-wide effort to support the structural reform of NTT East and NTT West in order to promote and to ensure the independent standing of these two regional operating companies. Key lines of action for structural reform include the thorough outsourcing of operations, the introduction of more diverse employment systems, the achievement of further reductions in personnel costs through continued reallocation of personnel to Group companies, and cost-cutting across a broad range of activities.

In the area of international operations, the NTT Group will focus on developing its strategic businesses in the global IP and mobile communication markets through ongoing cooperation with overseas companies in which it has capital alliances. Furthermore, in order to overcome the very severe conditions in the world markets, the NTT Group will continue to make vigorous efforts to strengthen its competitive position. Verio shall be identified as a strategic Group company to play a key role in the development of global IP services. Moreover, various financial measures shall be implemented for Verio to achieve financial soundness at an early date. NTT DoCoMo will make every effort to promote the early global development of services similar to i-mode and the third-generation mobile communication system--areas in which Japan leads the world--through KPN Mobile and its various overseas affiliates.

For the realization of these objectives, NTT will continue to provide necessary advice and intermediation to the NTT Group companies and will maintain R&D activities which provide the foundation for information sharing.

The NTT Group is committed to the creation of greater corporate value through the determined implementation of these activities aimed at actively reinforcing management foundations in preparation for the emerging broadband age.

For the results of operation for the fiscal year ending March 31, 2002, NTT projects 11,812 billion yen in consolidated operating revenues and 665 billion yen in consolidated ordinary profit, up 3.5% and down 8.4% from the previous year, respectively. NTT also forecasts 331 billion yen in consolidated net loss, as it expects, among other things, the extraordinary loss in the amount of 183 billion yen accompanied by restructure plans of NTT East and NTT West.

As for the annual dividend, NTT plans to pay out dividends of (Yen)5,000 per share of its common stock this fiscal year.

Figures contained in the foregoing projections are based on limited available information, and are subject to change in response to trends in the Japanese economy and the information communications industry. They may also change as a result of introducing new services and new rate of telecommunications charges. The NTT Group therefore cannot assure that actual results will not vary from these projections.

Attachment 1

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                          CONSOLIDATED BALANCE SHEET
                          --------------------------
                   (Based on Japanese Accounting Principles)

                                                 March 31, 2001      September 30, 2001
                                                 --------------      ------------------
                                                    Millions       Millions       Millions
                                                     of Yen         of Yen         of US$
                                                     ------         ------         ------
ASSETS
------

 FIXED ASSETS                                      17,591,315     17,022,537       143,046
 CURRENT ASSETS                                     3,622,830      3,171,006        26,647

TOTAL ASSETS                                       21,214,146     20,193,544       169,693
                                                   ==========     ==========       =======
LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                    4,179,755      4,593,673        38,602
  Liability for employees' severance payments       3,045,456      3,109,428        26,129
  Other                                               833,117        862,099         7,244
 Total long-term liabilities                        8,058,329      8,565,201        71,976
                                                   ----------     ----------       -------

CURRENT LIABILITIES:
  Current portion of long-term debt                   812,437        842,923         7,083
  Accounts payable, trade                             874,318        607,263         5,103
  Short-term borrowings                             1,073,434        529,964         4,453
  Accrued taxes on income                             322,423        298,308         2,506
  Other                                             1,750,738      1,296,138        10,891
 Total current liabilities                          4,833,353      3,574,597        30,038
                                                   ----------     ----------       -------

TOTAL LIABILITIES                                  12,891,682     12,139,799       102,015
                                                   ----------     ----------       -------

MINORITY INTEREST IN CONSOLIDATED
---------------------------------
SUBSIDIARIES                                        1,463,307      1,514,898        12,730
------------                                       ----------     ----------       -------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                        937,950        937,950         7,881
  Additional paid-in capital                        2,672,826      2,672,826        22,460
  Retained earnings                                 3,248,388      2,928,073        24,605
  Treasury stock                                           (9)            (3)           (0)

TOTAL SHAREHOLDERS' EQUITY                          6,859,155      6,538,845        54,948
                                                   ----------     ----------       -------

TOTAL LIABILITIES,MINORITY INTEREST IN
CONSOLIDATED SUBSIDIARIES AND
SHAREHOLDERS' EQUITY                               21,214,146     20,193,544       169,693
                                                   ==========     ==========       =======

Note: Yen amounts have been translated, for convenience only, at
      (Yen)119=US$1.00, the approximate exchange rate on September 28, 2001. Fractions are rounded down.

Attachment 2

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                       CONSOLIDATED STATEMENT OF INCOME
                       --------------------------------
                   (Based on Japanese Accounting Principles)


                                               Six-months Ended September 30
                                               -----------------------------
                                       2000                  2001
                                     --------     --------------------------
                                     Millions     Millions          Millions
                                      of Yen       of Yen            of US$
                                      ------       ------            ------
OPERATING REVENUES                   5,485,818   5,806,438            48,793

OPERATING EXPENSES                   4,875,523   5,274,261            44,321

OPERATING INCOME                       610,294     532,177             4,472

NON-OPERATING REVENUES                  36,802      34,363               288

NON-OPERATING EXPENSES                  96,091     163,128             1,370

RECURRING PROFIT                       551,005     403,412             3,390

EXTRAORDINARY PROFIT                   131,557           -                 -

EXTRAORDINARY LOSS                     208,862     762,445             6,407

INCOME BEFORE TAXES                    473,699    (359,033)           (3,017)

CORPORATION, INHABITANT                206,145    (154,281)           (1,296)
AND ENTERPRISE TAXES

MINORITY INTEREST IN CONSOLIDATED
SUBSIDIARIES                            92,187      57,074               479

NET INCOME                             175,366    (261,826)           (2,200)
                                     ---------   ---------            ------

Note: Yen amounts have been translated, for convenience only, at
      (Yen)119=US$1.00, the approximate exchange rate on September 28, 2001. Fractions are rounded down.

Attachment 3

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                     ------------------------------------
                   (Based on Japanese Accounting Principles)

                                                                      Six-months Ended September 30
                                                                      -----------------------------
                                                             2000                  2001
                                                          ----------    ---------------------------
                                                           Millions      Millions          Millions
                                                            of Yen        of Yen            of US$
                                                            ------        ------            ------
Cash flows from operating activities:
 Income before taxes                                         473,699      (359,033)         (3,017)
 Depreciation and amortization                             1,247,666     1,263,400          10,616
 Loss on sale or disposal of property,
 plant and equipment                                          75,443        51,056             429
 Impairment loss on goodwill                                       -       428,009           3,596
 Impairment loss on intangible assets                              -        31,459             264
 Increase (decrease) in liability for employees'
 severance payments                                          292,972        50,497             424
 Equity in net losses of affiliated companies                  2,195        60,443             507
 Stocks-of-affiliated-company valuation loss                       -       262,712           2,207
 (Increase) decrease in notes and accounts
 receivable, trade                                          (317,434)      230,776           1,939
 Increase (decrease) in accounts
 payable, trade and accrued payroll                          (50,107)     (506,521)         (4,256)
 Increase (decrease) in accrued consumption tax              (14,094)      (62,528)           (525)
 Other                                                      (147,713)       (6,455)            (54)
--------------------------------------------------------------------------------------------------
                                                           1,562,627     1,443,817          12,132
--------------------------------------------------------------------------------------------------
  Proceeds from interest and dividends                         2,232         3,272              27
  Payments for interest                                      (70,026)      (69,401)           (583)
  Payments for taxes on income                              (124,259)     (331,641)         (2,786)
--------------------------------------------------------------------------------------------------
    Net cash provided by operating activities              1,370,573     1,046,046           8,790
--------------------------------------------------------------------------------------------------

Cash flows from investing activities:
 Payments for property, plant and equipment               (1,479,066)   (1,451,989)        (12,201)
 Acquisition of investments                                 (644,695)      (36,558)           (307)
 Other                                                      (547,264)      (12,135)           (101)
--------------------------------------------------------------------------------------------------
    Net cash used in investing activities                 (2,671,026)   (1,500,682)        (12,610)
--------------------------------------------------------------------------------------------------

Cash flows from financing activities:
 Proceeds from issuance of long-term debt                     91,123       756,258           6,355
 Payments for settlement of long-term debt                  (327,920)     (310,914)         (2,612)
 Increase (decrease) in short-term borrowings                951,742      (449,196)         (3,774)
 Dividends paid                                              (39,586)      (40,336)           (338)
 Other                                                        (2,492)       (2,664)            (22)
--------------------------------------------------------------------------------------------------
    Net cash provided (used) by financing activities         672,866       (46,853)           (393)
--------------------------------------------------------------------------------------------------
Effect of exchanges on cash and cash equivalents              (1,382)       50,958             428
--------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                   (628,968)     (450,530)         (3,785)
Cash and cash equivalents at beginning of year             1,155,275       877,959           7,377
--------------------------------------------------------------------------------------------------
Increase due to addition of consolidated subsidiaries              -        37,092             311
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     526,306       464,521           3,903
==================================================================================================

Note: Yen amounts have been translated, for convenience only, at
      (Yen)119=US$1.00, the approximate exchange rate on September 28, 2001. Fractions are rounded down.

Attachment 4

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                         NON-CONSOLIDATED BALANCE SHEET
                         ------------------------------
                   (Based on Japanese Accounting Principles)

                                                 March 31, 2001         September 30, 2001
                                                 --------------         ------------------
                                                    Millions          Millions       Millions
                                                     of Yen            of Yen         of US$
                                                    --------          --------       --------
ASSETS
------

CURRENT ASSETS                                          695,538             491,136     4,127
FIXED ASSETS                                          7,483,955           7,602,995    63,890
DEFERRED CHANGES                                            ---                  61         0

TOTAL ASSETS                                          8,179,494           8,094,193    68,018
                                                      =========           =========    ======

LIABILITIES
-----------

CURRENT LIABILITIES:
  Current portion of long-term debt                     435,052             391,939     3,293
  Accounts payable, and accrued liabilities             155,969              22,183       186
  Accrued taxes on income                                87,156                 ---       ---
  Other                                                  31,608              34,356       288
 Total current liabilities                              709,786             448,479     3,768
                                                      ---------           ---------    ------

LONG-TERM LIABILITIES:
  Long-term debt                                      2,241,801           2,404,467    20,205
  Liability for employees' severance payments            31,632              30,955       260
  Other                                                     477                 441         3
 Total long-term liabilities                          2,273,911           2,435,863    20,469
                                                      ---------           ---------    ------

TOTAL LIABILITIES                                     2,983,698           2,884,343    24,238
                                                      ---------           ---------    ------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                          937,950             937,950     7,881
  Additional paid-in capital                          2,672,826           2,672,826    22,460
  Legal reserve                                         131,295             135,333     1,137
  Special depreciation reserve                           24,278              17,213       144
  General reserves                                    1,045,000           1,131,000     9,504
  Unappropriated retained earnings                      371,021             305,209     2,564
  Unrealized gain on securities                          13,424              10,317        86

TOTAL SHAREHOLDERS' EQUITY                            5,195,795           5,209,850    43,780
                                                      ---------           ---------    ------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            8,179,494           8,094,193    68,018
                                                      =========           =========    ======

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)119=US$1.00, the approximate exchange rate on September 28, 2001. Fractions are rounded down.

Attachment 5


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                      NON-CONSOLIDATED STATEMENT OF INCOME
                      ------------------------------------
                   (Based on Japanese Accounting Principles)


                                                Six-months Ended September 30
                                                -----------------------------
                                                 2000             2001
                                                --------  -------------------
                                                Millions   Millions  Millions
                                                 of Yen     of Yen    of US$
                                                --------   --------  --------
OPERATING REVENUES                               199,144    164,158     1,379

OPERATING EXPENSES                               110,135     96,223       808

OPERATING INCOME                                  89,009     67,935       570

NON-OPERATING REVENUES                            66,263     48,915       411

NON-OPERATING EXPENSES                            51,082     49,701       417

RECURRING PROFIT                                 104,189     67,149       564

EXTRAORDINARY PROFIT                             131,557        ---       ---

EXTRAORDINARY LOSS                                 7,376        ---       ---

INCOME BEFORE TAXES                              228,370     67,149       564

CORPORATION, INHABITANT AND ENTERPRISE TAXES
 CURRENT                                         100,000         15         0
 DEFERRED                                        (33,000)     9,600        80

NET INCOME                                       161,370     57,533       483
                                                 -------    -------     -----

Note: Yen amounts have been translated, for convenience only, at
      (Yen)119=US$1.00, the approximate exchange rate on September 28, 2001. Fractions are rounded down.

                                      Nippon Telegraph and Telephone Corporation
                                                               November 22, 2001

                       Consolidated Statement of Income

            Half-Year Results for Fiscal Year Ended March 31, 2002
                   (Based on Japanese Accounting Principles)

[Results of Operations]

                                                                                                              (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                     Six-Months Ended          Six-Months Ended             Increase           Percent Increase
                                      Sept. 30,2001             Sept. 30,2000              (Decrease)             (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
        Operating Revenues                  5,806.4                   5,485.8                   320.6                    5.8%
------------------------------------------------------------------------------------------------------------------------------------
        Operating Expenses                  5,274.2                   4,875.5                   398.7                    8.2%
------------------------------------------------------------------------------------------------------------------------------------
         Operating Income                     532.1                     610.2                   (78.1)                 (12.8%)
------------------------------------------------------------------------------------------------------------------------------------
       Non-Operating Income                  (128.7)                    (59.2)                  (69.4)                (117.2%)
------------------------------------------------------------------------------------------------------------------------------------
         Recurring Profit                     403.4                     551.0                  (147.5)                 (26.8%)
------------------------------------------------------------------------------------------------------------------------------------
       Extraordinary Profit                       -                     131.5                  (131.5)                     -
------------------------------------------------------------------------------------------------------------------------------------
        Extraordinary Loss                *   762.4                     208.8                   553.5                  265.0%
------------------------------------------------------------------------------------------------------------------------------------
            Net Income                       (261.8)                    175.3                  (437.1)                     -
------------------------------------------------------------------------------------------------------------------------------------

     * Extraordinary Loss
     . Losses related to Verio Inc.,                                  498.0 billion yen (4.4 billion dollars)
       (Impairment loss on goodwill)                                  428.0 billion yen (3.8 billion dollars)
       (Impairment loss on intangible assets)                          31.4 billion yen (0.3 billion dollars)
       (Restructuring charges)                                         38.5 billion yen (0.3 billion dollars)
     . Impairment loss on KPN Mobile securities                       262.7 billion yen
     . Lump-sum severance payments for voluntary retirement
       of NTT East and NTT West employees                               1.6 billion yen

[Operating Performance of NTT and Subsidiaries]
                                                                                                                  (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------

                                       NTT (Holding       NTT East     NTT West           NTT            NTT Data       NTT DoCoMo
                                         Company)          Corp.        Corp.       Communications   (Consolidated)   (Consolidated)

------------------------------------------------------------------------------------------------------------------------------------
          Operating Revenues               164.1          1,280.8      1,206.9               637.4           342.2         2,612.9

     (Change from previous year)          (-34.9)         (-102.9)     (-108.3)             (-27.3)          (-4.3)         (395.4)

             (% Change)                  (-17.6%)          (-7.4%)      (-8.2%)             (-4.1%)         (-1.2%)         (17.8%)
------------------------------------------------------------------------------------------------------------------------------------
           Recurring Profit                 67.1            (16.6)       (75.5)               38.2            19.8           482.5

     (Change from previous year)          (-37.0)          (-47.1)      (-33.8)              (17.7)           (0.0)          (85.2)

             (% Change)                  (-35.6%)               -      (-81.3%)             (86.8%)         (-0.2%)         (21.5%)
------------------------------------------------------------------------------------------------------------------------------------
        Extraordinary Loss                     -      */1/    9.5  */2/   11.6        */3/   628.5               -           262.7
------------------------------------------------------------------------------------------------------------------------------------
             Net Income                     57.5            (15.6)       (51.1)             (342.3)           10.8           103.8

     (Change from previous year)         (-103.8)          (-27.7)      (-20.0)            (-348.9)          (-0.3)        (-113.6)

             (% Change)                  (-64.3%)               -      (-64.4%)                  -          (-2.8%)        (-52.2%)
------------------------------------------------------------------------------------------------------------------------------------

    Notes: 1.  Extraordinary loss figures for NTT East include (Yen)8.7 billion of amortization (over 5 years) of unrecognized transition obligation arising from adopting the new accounting standard for employees' retirement benefits and (Yen)0.7 billion of lump-sum severance payments for employees' voluntary retirement.
           2. Extraordinary loss figures for NTT West include (Yen)10.7 billion of amortization (over 5 years) of unrecognized transition obligation arising from adopting the new accounting standard for employees' retirement benefits and (Yen)0.9 billion of lump-sum severance payments for employees' voluntary retirement.
           3.  Extraordinary loss figures for NTT Communications include
               (Yen)621.2 billion ($5.8 billion) of losses related to Verio Inc., (composed of (Yen)540.2 billion [$5.1 billion] of impairment loss on securities, (Yen)80.9 billion [$0.7 billion] ) of provision for doubtful accounts and (Yen)7.3 billion of unrecognized losses on other securities

(Projection for Consolidated Operating Performance for Fiscal Year Ending March 31, 2002)

                                                                                                                   (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------

                                                ------------------------------------------------------------------------------------
                                                NTT (Holding   NTT East   NTT West        NTT            NTT Data       NTT DoCoMo
                                  Consolidated    Company)       Corp.      Corp.    Communications   (Consolidated)  (Consolidated)
------------------------------------------------------------------------------------------------------------------------------------
   Operating Revenues                11,812.0      313.0       2,607.0     2,485.0        1,286.0           810.0         5,217.0

 (Change from previous year)           (397.8)     (-9.8)      (-187.5)    (-154.5)        (-69.5)           (9.0)         (530.9)

         (% change)                     (3.5%)    (-3.1%)       (-6.7%)     (-5.9%)        (-5.1%)          (1.1%)         (11.3%)
------------------------------------------------------------------------------------------------------------------------------------
     Recurring Profit                   665.0       82.0           1.0      (140.0)          54.0            48.0           796.0

 (Change from previous year)           (-61.0)     (-1.9)       (-13.1)     (-34.2)        (-27.6)           (2.0)         (109.0)

         (% change)                    (-8.4%)    (-2.4%)      (-92.9%)    (-32.3%)       (-33.9%)          (4.2%)         (15.9%)
------------------------------------------------------------------------------------------------------------------------------------
     Extraordinary Loss              *  944.0          -          88.0       129.0          629.0               -           262.7
------------------------------------------------------------------------------------------------------------------------------------
         Net Income                    (331.0)      81.0         (52.0)     (158.0)        (333.0)           27.0           255.0

 (Change from previous year)          (-795.0)    (-80.2)       (-72.0)    (-113.3)       (-375.2)           (2.6)        (-110.5)

         (% change)                         -    (-49.8%)           -     (-254.0%)            -           (10.4%)        (-30.2%)
------------------------------------------------------------------------------------------------------------------------------------

 * Extraordinary Loss
   . Losses related to Verio Inc.,                                                498.0 billion yen

   . Impairment loss on KPN Mobile securities                                     262.7  billion yen

   . Restructuring charges for NTT East and NTT West and other costs              183.0  billion yen


(Reference)

The situations of the other consolidated subsidiaries (56 companies) are as follows:

                                                                                                                   (Billions of Yen)
                                                    --------------------------------------------------------------------------------
 . NTT Power and Building Facilities Inc.                                                          Projection for Fiscal Year Ending
                                                                             September 30,2001               March 31, 2002
                                                                                   -------------                      -------------
 . NTT ME Group (10 companies)                                                      Major Item:                         Major Item:
                                                                                      Verio*                              Verio**
                                                    --------------------------------------------------------------------------------
 . NTT Urban Development Co.                         Operating Revenues     1,045.2       20.3              2,253.0          39.0
                                                    --------------------------------------------------------------------------------
 . NTT Teleca Corporation                             Recurring Profit        (75.3)     (76.7)              (171.0)       (193.0)
                                                    --------------------------------------------------------------------------------
 . NTT Comware Corporation                              Net Income            (81.4)     (76.7)              (192.0)       (193.0)
                                                    --------------------------------------------------------------------------------

 . Lease and financing companies (3 companies)      * Interim results: From January 2001 through June 2001.

 . International communications companies           ** Results for the current fiscal year: From January 2001 through December 2001.
   (33 companies)

 . R&D companies (4 companies)

 . NTT Directory Services Co.

 . NTT Broadband Initiative Inc.

(Reference)

 .  Telephone Subscriber Services

                                                                                                              (Thousands)
-------------------------------------------------------------------------------------------------------------------------
                                                 Six-Months         Six-Months
                                                   Ended              Ended              Increase        Percent Increase
                                                Sept.30, 2001      Sept.30, 2000        (Decrease)          (Decrease)
-------------------------------------------------------------------------------------------------------------------------
   Number of Telephone Subscriber Lines               51,200             53,711             (2,511)               (4.7%)
  -----------------------------------------------------------------------------------------------------------------------
     Number of ISDN Subscriber Lines                  11,354              9,367              1,987                21.2%
  -----------------------------------------------------------------------------------------------------------------------
                  Total                               62,554             63,077               (524)               (0.8%)
-------------------------------------------------------------------------------------------------------------------------
      Cellular telephone subscribers                  38,438             32,639              5,799                17.8%
    ---------------------------------------------------------------------------------------------------------------------
             i - mode                                 27,769             12,649             15,120               119.5%
  -----------------------------------------------------------------------------------------------------------------------
     PHS telephone subscribers                         1,891              1,623                268                16.5%
  -----------------------------------------------------------------------------------------------------------------------
                 Total                                40,329             34,262              6,067                17.7%
-------------------------------------------------------------------------------------------------------------------------

Notes: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines .
       2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS-Net 1500 and INS-Net 64 Light ) is calculated in terms of INS-Net64.

 . indicators

                                                                                                               (Employees)
-------------------------------------------------------------------------------------------------------------------------
                                                                                        Increase        Percent Increase
                                                Sept.30, 2001      Sept.30, 2000       (Decrease)          (Decrease)
-------------------------------------------------------------------------------------------------------------------------
            Number of Employees                      229,500            237,000             (7,500)               (3.2%)
  -----------------------------------------------------------------------------------------------------------------------
       Major Item: NTT East + NTT West               109,800            121,200            (11,400)               (9.4%)
-------------------------------------------------------------------------------------------------------------------------

* Figures for June 30, 2000 include employees from a company that became an NTT consolidated subsidiary during this interim period.

                                                                                                         (Billions of Yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                                        Increase        Percent Increase
                                               Sept.30, 2001       Sept.30, 2000       (Decrease)          (Decrease)
-------------------------------------------------------------------------------------------------------------------------
         Capital Expenditures                       1,150.9            1,247.0              (96.0)               (7.7%)
-------------------------------------------------------------------------------------------------------------------------

Note: Excludes the capital expenditures of the NTT Lease Corporation and NTT
      Auto Lease Corporation.

                                                                                                         (Billions of Yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                                        Increase        Percent Increase
                                                Sept.30, 2001      Sept.30, 2000       (Decrease)          (Decrease)
-------------------------------------------------------------------------------------------------------------------------
      Interest-Bearing Liabilities                    6,216.5            6,226.6              (10.0)               (0.2%)
-------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Nippon Telegraph and Telephone East Corporation
                                                                                                                   November 22, 2001

                                                Non-Consolidated Statement of Income
                                       Interim Results for Fiscal Year Ending March 31, 2002
                                             (Based on Japanese Accounting Principles)

(Profit and Loss)
                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                   Six-Months Ended         Six-Months Ended          Increase           Percent Increase
            Details                 Sept. 30, 2001           Sept. 30, 2000          (Decrease)             (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
       Operating Revenues              1,280.8                  1,383.8                (102.9)                 (7.4%)
------------------------------------------------------------------------------------------------------------------------------------
       Operating Expenses              1,296.1                  1,337.6                 (41.5)                 (3.1%)
------------------------------------------------------------------------------------------------------------------------------------
       Operating Income                  (15.2)                    46.1                 (61.3)               (133.0%)
------------------------------------------------------------------------------------------------------------------------------------
     Non-Operating Income                 (1.4)                   (15.6)                 14.2                  91.0%
------------------------------------------------------------------------------------------------------------------------------------
       Recurring Profit                  (16.6)                    30.5                 (47.1)               (154.6%)
------------------------------------------------------------------------------------------------------------------------------------
      Extraordinary Loss                   9.5                      8.7                   0.7                   9.0%
------------------------------------------------------------------------------------------------------------------------------------
      Income Before Taxes                (26.1)                    21.7                 (47.9)               (220.1%)
------------------------------------------------------------------------------------------------------------------------------------
        Income Taxes                     (10.4)                     9.7                 (20.1)               (208.1%)
------------------------------------------------------------------------------------------------------------------------------------
         Net Income                      (15.6)                    12.0                 (27.7)               (229.8%)
------------------------------------------------------------------------------------------------------------------------------------

Note: Extraordinary loss figures include an installment payment of 8.7 billion yen arising from the introduction of accounting for retirement benefits and 0.7 billion yen for special retirement allowances under the voluntary retirement program.

(Project for Fiscal Year Ending March 31, 2002)
                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                   Fiscal Year Ending       Fiscal Year Ended         Increase           Percent Increase
           Details                   March 31, 2002           March 31, 2001         (Decrease)             (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
       Operating Revenues              2,607.0                  2,794.5                (187.5)                (6.7%)
------------------------------------------------------------------------------------------------------------------------------------
        Operating Income                   8.0                     34.0                 (26.0)               (76.5%)
------------------------------------------------------------------------------------------------------------------------------------
        Recurring Profit                   1.0                     14.1                 (13.1)               (92.9%)
------------------------------------------------------------------------------------------------------------------------------------
           Net Income                    (52.0)                    20.0                 (72.0)              (359.7%)
------------------------------------------------------------------------------------------------------------------------------------

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues

                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                          Six-Months Ended      Six-Months Ended      Increase     Percent Increase
                           Service                         Sept. 30, 2001        Sept. 30, 2000      (Decrease)        (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
            Voice Transmission Services Revenues                   897.2                995.6           (98.4)           (9.9%)
------------------------------------------------------------------------------------------------------------------------------------
                 Telephone Services Revenues*                      630.7                744.0          (113.2)          (15.2%)
------------------------------------------------------------------------------------------------------------------------------------
                    Monthly Charge Revenues*                       355.3                381.3           (26.0)           (6.8%)
------------------------------------------------------------------------------------------------------------------------------------
                    Call Rates Revenues*                           204.1                274.0           (69.8)          (25.5%)
------------------------------------------------------------------------------------------------------------------------------------
                      Interconnection Call Revenues*                79.5                 98.0           (18.5)          (18.9%)
------------------------------------------------------------------------------------------------------------------------------------
                 ISDN Services Revenues*                           266.0                251.2            14.8             5.9%
------------------------------------------------------------------------------------------------------------------------------------
           Data Transmission Services Revenues                      13.2                  1.6            11.5           680.7%
------------------------------------------------------------------------------------------------------------------------------------
           Leased Circuit Services Revenues                        176.4                183.2            (6.7)           (3.7%)
------------------------------------------------------------------------------------------------------------------------------------
                 High-Speed Digital Circuits Services               69.0                 70.6            (1.6)           (2.3%)
                 Revenues*
------------------------------------------------------------------------------------------------------------------------------------
           Telegram Services Revenues                               16.7                 18.0            (1.2)           (6.9%)
------------------------------------------------------------------------------------------------------------------------------------
           Other Telecommunications Services Revenues               75.6                 71.6             4.0             5.7%
------------------------------------------------------------------------------------------------------------------------------------
           Related Business Revenues                               101.4                113.5           (12.1)          (10.7%)
------------------------------------------------------------------------------------------------------------------------------------
                           Total                                 1,280.8              1,383.8          (102.9)           (7.4%)
------------------------------------------------------------------------------------------------------------------------------------

* Listed again

(2) Operating Expenses

                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                Six-Months Ended       Six-Months Ended          Increase        Percent Increase
                       Details                   Sept. 30, 2001         Sept. 30, 2000          (Decrease)          (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
      Personnel                                         300.6                 318.4                (17.8)              (5.6%)
------------------------------------------------------------------------------------------------------------------------------------
      Cost of Supplies                                  611.5                 609.3                  2.1                0.4%
------------------------------------------------------------------------------------------------------------------------------------
      Service Fees for Subcontractors                    10.0                  12.6                 (2.5)             (20.3%)
------------------------------------------------------------------------------------------------------------------------------------
      Depreciation                                      306.4                 318.3                (11.8)              (3.7%)
------------------------------------------------------------------------------------------------------------------------------------
      Retirement of Fixed Assets                         21.0                  31.6                (10.6)             (33.6%)
------------------------------------------------------------------------------------------------------------------------------------
      Miscellaneous Taxes                                46.3                  47.1                 (0.8)              (1.8%)
------------------------------------------------------------------------------------------------------------------------------------
                  Total                               1,296.1               1,337.6                (41.5)              (3.1%)
------------------------------------------------------------------------------------------------------------------------------------
  (Reference) Non-Operating Expenses                     22.8                  37.6                (14.7)             (39.3%)
------------------------------------------------------------------------------------------------------------------------------------
      Financial Expenses*                                13.4                  17.0                 (3.6)             (21.2%)
------------------------------------------------------------------------------------------------------------------------------------

   * Listed again

----------------------------------------------------------------------------------------------------------------------------------
(Assets, Liabilities and Shareholders' Equity)
                                                                                                            (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Increase           Percent Increase
              Details                               Sept. 30, 2001     March 31, 2001         (Decrease)             (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
         Fixed Assets                                    4,106.9           4,284.0              (177.1)                  (4.1%)
         Current Assets                                    650.0             824.0              (173.9)                 (21.1%)
     Total Assets                                        4,757.0           5,108.0              (351.0)                  (6.9%)
-----------------------------------------------------------------------------------------------------------------------------------
         Long-Term Liabilities                           2,134.3           2,004.4               129.9                    6.5%
         Current Liabilities                               615.7           1,008.7              (393.0)                 (39.0%)
     Total Liabilities                                   2,750.0           3,013.1              (263.0)                  (8.7%)
     Interest-Bearing Liabilities*                       1,068.3             982.9                85.4                    8.7%
-----------------------------------------------------------------------------------------------------------------------------------
     Shareholders' Equity                                2,006.9           2,094.9               (87.9)                  (4.2%)
-----------------------------------------------------------------------------------------------------------------------------------
     Total of Liabilities and Shareholders'
     Equity                                              4,757.0           5,108.0              (351.0)                  (6.9%)
-----------------------------------------------------------------------------------------------------------------------------------
* Listed again
-----------------------------------------------------------------------------------------------------------------------------------

(Cash Flows)
                                                                                                            (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
              Details                               Six-Months Ended     Six-Months Ended      Increase,          Percent Increase
                                                     Sept. 30, 2001       Sept. 30, 2000       (Decrease)             (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
I.   Cash Flows from Operating Activities                  (43.6)            475.9              (519.6)                    --
-----------------------------------------------------------------------------------------------------------------------------------
II.  Cash Flows from Investing Activities                 (190.8)           (311.5)              120.7                     --
-----------------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from  Financing Activities                  85.4            (274.5)              359.9                     --
-----------------------------------------------------------------------------------------------------------------------------------
IV.  Net Decrease in Cash and Cash Equivalents            (149.1)           (110.1)              (38.9)                    --
-----------------------------------------------------------------------------------------------------------------------------------
V.   Cash and Cash Equivalents at beginning of year        201.5             173.9                27.6                   15.9%
-----------------------------------------------------------------------------------------------------------------------------------
VI.  Cash and Cash Equivalents at end of year               52.4              63.7               (11.2)                 (17.7%)
-----------------------------------------------------------------------------------------------------------------------------------

 (Reference)
-----------------------------------------------------------------------------------------------------------------------------------
 1.Number of Subscriber Lines
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Increase           Percent Increase
              Details                               Sept. 30, 2001       Sept. 30, 2001       (Decrease)             (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
     Number of Telephone Subscriber Lines(1,000)          25,297            26,548              (1,251)                  (4.7%)
-----------------------------------------------------------------------------------------------------------------------------------
     Number of ISDN Subscriber Lines(1,000)                5,983             4,993                 990                   19.8%
-----------------------------------------------------------------------------------------------------------------------------------
     Number of Subscriber Lines                           31,280            31,541                (261)                  (0.8%)
-----------------------------------------------------------------------------------------------------------------------------------
Note: 1.  "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
      2.  "Number of ISDN Subscriber Lines "( consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of
          INS-Net64.
-----------------------------------------------------------------------------------------------------------------------------------

2.Number of Employees

                                                                                                                  (Unit: Employees)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Increase           Percent Increase
              Details                               Sept. 30, 2001       Sept. 30, 2001       (Decrease)             (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
     Number of Employees                                  52,700            57,350              (4,650)                  (8.1%)
-----------------------------------------------------------------------------------------------------------------------------------

3.Capital Expenditures

                                                                                                            (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                    Six-Months Ended     Six-Months Ended       Increase          Percent Increase
              Details                                Sept. 30, 2001       Sept. 30, 2000       (Decrease)            (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
     Capital Expenditures                                  141.5             246.7              (105.1)                 (42.6%)
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 Nippon Telegraph and Telephone West Corporation
                                                               November 22, 2001


                     Non-Consolidated Statement of Income
             Interim Results for Fiscal Year Ending March 31, 2002
                   (Based on Japanese Accounting Principles)

[Profit and Loss]

                                                                                                           (Unit: Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                    Details              Six-Months Ended        Six-Months Ended           Increase           Percent Increase
                                          Sept. 30, 2001          Sept. 30, 2000           (Decrease)             (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
               Operating Revenues               1,206.9                  1,315.2              (108.3)                 (8.2%)
----------------------------------------------------------------------------------------------------------------------------------
              Operating  Expenses               1,276.8                  1,347.3               (70.5)                 (5.2%)
----------------------------------------------------------------------------------------------------------------------------------
                 Operating Loss                    69.8                     32.0                37.8                 117.8%
----------------------------------------------------------------------------------------------------------------------------------
               Non-Operating Loss                   5.6                      9.5                (3.9)                (41.3%)
----------------------------------------------------------------------------------------------------------------------------------
                 Ordinary Loss                     75.5                     41.6                33.8                  81.3%
----------------------------------------------------------------------------------------------------------------------------------
               Extraordinary Loss                  11.6                     10.7                 0.9                   8.5%
----------------------------------------------------------------------------------------------------------------------------------
               Loss Before Taxes                   87.1                     52.3                34.7                  66.4%
----------------------------------------------------------------------------------------------------------------------------------
                 Income  Taxes                    (36.0)                   (21.3)              (14.7)                (69.3%)
----------------------------------------------------------------------------------------------------------------------------------
                    Net Loss                       51.1                     31.0                20.0                  64.4%
----------------------------------------------------------------------------------------------------------------------------------
 Note:  Extraordinary loss figures include an installment payment arising from the introduction of accounting for retirement benefits and special retirement allowances (for personnel retired in June 2001) under the voluntary retirement program.

[Projection for Fiscal Year Ending March 31, 2002]
                                                                                                           (Unit: Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                    Details             Fiscal Year Ending       Fiscal Year Ended          Increase           Percent Increase
                                          March 31, 2002          March 31, 2001           (Decrease)             (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
               Operating Revenues                2,485.0                 2,639.5              (154.5)                 (5.9%)
----------------------------------------------------------------------------------------------------------------------------------
                 Operating Loss                    132.0                   100.3                31.6                  31.5%
----------------------------------------------------------------------------------------------------------------------------------
                 Ordinary Loss                     140.0                   105.7                34.2                  32.3%
----------------------------------------------------------------------------------------------------------------------------------
                    Net Loss                       158.0                    44.6               113.3                 254.0%
----------------------------------------------------------------------------------------------------------------------------------
 Note:  Extraordinary loss figures include an installment payment arising from the introduction of accounting for retirement benefits, special retirement allowances under the voluntary retirement program, and special lump-sum payments due to structural reform.

------------------------------------------------------------------------------------------------------------------------------------
[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues


                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                          Six-Months Ended      Six-Months Ended      Increase     Percent Increase
                           Service                         Sept. 30, 2001        Sept. 30, 2001      (Decrease)        (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
     Voice Transmission Services Revenues                         853.8              957.3             (103.4)          (10.8%)
------------------------------------------------------------------------------------------------------------------------------------
              Telephone Services Revenues*                        622.5              742.5             (120.0)          (16.2%)
------------------------------------------------------------------------------------------------------------------------------------
                 Monthly Charge Revenues*                         352.4              376.3              (23.9)           (6.4%)
------------------------------------------------------------------------------------------------------------------------------------
                 Call Rates Revenues*                             201.3              273.1              (71.7)          (26.3%)
------------------------------------------------------------------------------------------------------------------------------------
                    Interconnection Call Revenues*                 69.5               88.7              (19.2)          (21.7%)
------------------------------------------------------------------------------------------------------------------------------------
              ISDN Services Revenues*                             230.5              214.0               16.5             7.7%
------------------------------------------------------------------------------------------------------------------------------------
                 Monthly Charge Revenues*                         117.4               90.3               27.1            30.0%
------------------------------------------------------------------------------------------------------------------------------------
     Data Transmission Services Revenues                           12.4                1.6               10.8           647.1%
------------------------------------------------------------------------------------------------------------------------------------
     Leased Circuit Services Revenues                             136.4              144.9               (8.5)           (5.9%)
------------------------------------------------------------------------------------------------------------------------------------
     Telegram Services Revenues                                    18.3               19.3               (0.9)           (4.8%)
------------------------------------------------------------------------------------------------------------------------------------
     Other Telecommunications Services Revenues                    90.1               85.1                4.9             5.8%
------------------------------------------------------------------------------------------------------------------------------------
     Related Business Revenues                                     95.6              106.7              (11.1)          (10.4%)
------------------------------------------------------------------------------------------------------------------------------------
              Sale of telecommunication equipment*                 44.5               57.0              (12.4)          (21.9%)
------------------------------------------------------------------------------------------------------------------------------------
                           Total                                1,206.9            1,315.2             (108.3)           (8.2%)
------------------------------------------------------------------------------------------------------------------------------------

* Listed again

(2) Operating Expenses

                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                Six-Months Ended       Six-Months Ended          Increase        Percent Increase
                       Details                   Sept. 30, 2001         Sept. 30, 2000          (Decrease)          (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
     Personnel                                          324.0                351.3                (27.2)              (7.8%)
------------------------------------------------------------------------------------------------------------------------------------
     Cost of Supplies                                   580.9                588.3                 (7.4)              (1.3%)
------------------------------------------------------------------------------------------------------------------------------------
     Service Fees for Subcontractors                      9.9                 12.1                 (2.1)             (17.6%)
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                       290.8                303.5                (12.6)              (4.2%)
------------------------------------------------------------------------------------------------------------------------------------
     Retirement of Fixed Assets                          23.0                 43.2                (20.1)             (46.7%)
------------------------------------------------------------------------------------------------------------------------------------
     Miscellaneous Taxes                                 47.9                 48.7                 (0.7)              (1.5%)
------------------------------------------------------------------------------------------------------------------------------------
                  Total                               1,276.8              1,347.3                (70.5)              (5.2%)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
[Assets, Liabilities and Shareholders' Equity]
                                                                                                              (Unit Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
             Details                Sept. 30, 2001           March 31, 2001            Increase (Decrease)        Percent Increase
                                                                                                                     (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
       Fixed Assets                       3,990.6                  4,078.5                     (87.8)                      (2.2%)
------------------------------------------------------------------------------------------------------------------------------------
       Current Assets                       620.8                    959.9                    (339.0)                     (35.3%)
------------------------------------------------------------------------------------------------------------------------------------
     Total Assets                         4,611.5                  5,038.4                    (426.8)                      (8.5%)
------------------------------------------------------------------------------------------------------------------------------------
       Long-Term Liabilities              2,251.7                  2,210.8                      40.8                        1.8%
------------------------------------------------------------------------------------------------------------------------------------
       Current Liabilities                  574.2                    990.1                    (415.9)                     (42.0%)
------------------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                    2,825.9                  3,201.0                    (375.1)                     (11.7%)
------------------------------------------------------------------------------------------------------------------------------------
             Interest-Bearing
               Liabilities*               1,018.4                  1,047.4                     (28.9)                      (2.8%)
------------------------------------------------------------------------------------------------------------------------------------
     Shareholders' Equity                 1,785.6                  1,837.4                     (51.7)                      (2.8%)
------------------------------------------------------------------------------------------------------------------------------------
     Total of Liabilities and
       Shareholders' Equity               4,611.5                  5,038.4                    (426.8)                      (8.5%)
------------------------------------------------------------------------------------------------------------------------------------
  * Listed again
------------------------------------------------------------------------------------------------------------------------------------

  (Cash Flows)
                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                      Details                                    Six-Months Ended Sept. 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
  I.    Cash Flows from Operating Actitvities                                   13.8
------------------------------------------------------------------------------------------------------------------------------------
  II.   Cash Flows from Investing Actitvities                                 (224.5)
------------------------------------------------------------------------------------------------------------------------------------
  III.  Cash Flows from Financing Actitvities                                  (28.9)
------------------------------------------------------------------------------------------------------------------------------------
  IV.   Cash and Cash Equivalents at end of last year                          304.1
------------------------------------------------------------------------------------------------------------------------------------
  V.    Cash and Cash Equivalents at end of year                                64.6
------------------------------------------------------------------------------------------------------------------------------------
                     (IV+I+II+III)
------------------------------------------------------------------------------------------------------------------------------------

[Reference]
1.Number of Subscriber Lines
------------------------------------------------------------------------------------------------------------------------------------
                 Details                            Sept. 30, 2001          Sept. 30, 2000      Increase         Percent Increase
                                                                                                (Decrease)         (Decrease)
 ----------------------------------------------------------------------------------------------------------------------------------
    Number of Telephone Subscriber                      25,903                  27,163           (1,260)             (4.6%)
    Lines(1,000)
 ----------------------------------------------------------------------------------------------------------------------------------
    Number of ISDN Subscriber Lines(1,000)               5,371                   4,373              997              22.8%
 ----------------------------------------------------------------------------------------------------------------------------------
    Number of Subscriber Lines                          31,274                  31,536             (263)             (0.8%)
 ----------------------------------------------------------------------------------------------------------------------------------

   Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
         2. "Number of ISDN Subscriber Lines"(consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

   2. Number of Employees

                                                                                                                   (Unit: Employees)
 -----------------------------------------------------------------------------------------------------------------------------------
                 Details                Sept. 30, 2001          Sept. 30, 2000             Increase          Percent Increase
                                                                                          (Decrease)             (Decrease)
 -----------------------------------------------------------------------------------------------------------------------------------
      Number of Employees                  57,100                   63,850                 (6,750)                (10.6%)
 -----------------------------------------------------------------------------------------------------------------------------------

   3. Capital Expenditures
 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (Unit: Billions of Yen)
 -----------------------------------------------------------------------------------------------------------------------------------
                 Details                Six-Months Ended        Six-Months Ended         Increase               Percent Increase
                                         Sept. 30, 2001          Sept. 30, 2000         (Decrease)                (Decrease)
 -----------------------------------------------------------------------------------------------------------------------------------
      Capital Expenditures                   194.1                   268.8               (74.7)                    (27.8%)
 -----------------------------------------------------------------------------------------------------------------------------------

                                                               November 22, 2001
                                                  NTT Communications Corporation


                     NON-CONSOLIDATED STATEMENTS OF INCOME
                   (based on Japanese accounting principles)

                                                                                                      Billions of Yen
                                                                                                      ---------------
                                    Six Months Ended      Six Months Ended          Increase              %Increase
                                      Sept. 30, 2001        Sept. 30, 2000          (Decrease)            (Decrease)
                                      --------------        --------------          ----------            ----------
Operating Revenues                             637.4                 664.8               (27.3)                 (4.1%)

Operating Expenses                             599.6                 638.9               (39.3)                 (6.2%)

Operating Income                                37.8                  25.8                11.9                  46.1%

Non-Operating Income                             0.4                  (5.4)                5.8                 107.7%

Recurring Profit                                38.2                  20.4                17.7                  86.8%

Extraordinary Loss                             628.5                   9.0               619.4               6,818.4%

Income before Taxes                           (590.3)                 11.3              (601.7)             (5,289.4%)

Income Taxes                                  (247.9)                  4.8              (252.7)             (5,223.1%)

Net Income                                    (342.3)                  6.5              (348.9)             (5,338.4%)


                   PROJECTION FOR YEAR ENDING MARCH 31, 2002
                   (based on Japanese accounting principles)

                                                                                                      Billions of Yen
                                                                                                      ---------------
                                                                                    Increase                %Increase
                                     After Amendment      Before Amendment         (Decrease)              (Decrease)
                                     ---------------      ----------------         ----------              ----------
Operating Revenues                        1286.0                1393.0               (107.0)                  (7.7%)

Operating Income                            58.0                  62.0                 (4.0)                  (6.5%)

Recurring Profit                            54.0                  54.0                  ---                    ---

Net Income                                (333.0)                 30.0               (363.0)              (1,210.0%)

Note: Fractions are rounded down.

            BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES
                   (based on Japanese accounting principles)

                                                                                                        Billions of Yen
                                                                                                        ---------------
                                                    Six Months Ended    Six Months Ended     Increase         %Increase
                                                     Sept. 30, 2001     Sept. 30, 2000      (Decrease)       (Decrease)
                                                     --------------     --------------      ----------       ----------
OPERATING REVENUES

Voice Transmission Services                                  316.7             390.3           (73.6)           (18.9%)
 Major Item:
 Telephone Services Revenues                                 189.6             261.3           (71.6)           (27.4%)
Data Transmission Services Revenues                          146.5             120.4            26.0             21.6%
 Major Items:
 Open Computer Network Services Revenues                      49.2              32.2            17.0             52.9%
 Frame-Relay Services Revenues                                33.2              29.5             3.6             12.5%
 Packet-Exchange Services Revenues                            40.8              46.8            (5.9)           (12.7%)
Leased-Circuit Services Revenues                             113.3             115.1            (1.7)            (1.5%)
 Major Items:
 Conventional Leased-Circuit Services Revenues                15.9              19.6            (3.7)           (18.8%)
 High-Speed Digital Circuits Services Revenues                47.0              51.1            (4.1)            (8.1%)
Other Telecommunications Services Revenues                     2.3               1.6             0.7             45.7%
Related-Business Revenues                                     58.4              37.2            21.2             56.9%
Total                                                        637.4             664.8           (27.3)            (4.1%)

OPERATING EXPENSES

Personnel                                                     43.8              42.4             1.3              3.3%
Cost of Supplies                                             276.4             241.1            35.3             14.7%
Depreciation                                                  65.2              58.8             6.3             10.8%
Retirement of Fixed Assets                                     3.1               1.9             1.1             59.8%
Communication Network Charges                                205.0             288.4           (83.3)           (28.9%)
Miscellaneous Taxes                                            5.8               6.0            (0.2)            (3.4%)
Total                                                        599.6             638.9           (39.3)            (6.2%)

Reference:
Non-Operating Expenses                                        18.4              18.1             0.2              1.5%
Major Item:
Financial Expenses                                            12.6               9.3             3.3             35.5%

Note: Fractions are rounded down.

                                 BALANCE SHEET
                   (based on Japanese accounting principles)

                                                                                                         Billions of Yen
                                                                                                         ---------------
                                                                                          Increase          % Increase
                                                  Sept. 30, 2001     March 31, 2001       (Decrease)         (Decrease)
                                                  --------------     --------------       ----------         ----------
ASSETS
Fixed Assets                                          1,269.8            1,551.6             (281.7)           (18.2%)
Current Assets                                          476.9              594.6             (117.7)           (19.8%)
Total Assets                                          1,746.7            2,146.3             (399.5)           (18.6%)

LIABILITIES
Long-Term Liabilities                                   770.3              743.9               26.3              3.5%
Current Liabilities                                     577.2              621.7              (44.4)            (7.2%)
Total Liabilities                                     1,347.5            1,365.6              (18.0)            (1.3%)
 Major Item:
 Interest-Bearing Liabilities                           989.5              948.6               40.8              4.3%

SHAREHOLDERS' EQUITY                                    399.2              780.6             (381.4)           (48.9%)

TOTAL OF LIABILITIES AND                              1,746.7            2,146.3             (399.5)           (18.6%)
 SHAREHOLDERS' EQUITY

Note: Fractions are rounded down.

                                   CASH FLOWS
                                   ----------
                   (based on Japanese accounting principles)

                                                                                    Billions of Yen
                                                                                    ---------------
                                            Six Months Ended    Six Months Ended        Increase
                                             Sept. 30, 2001      Sept. 30, 2000        (Decrease)
                                             --------------      --------------        ----------
Cash Flows from Operating Activities              143.5                120.6               22.8
Cash Flows from Investing Activities             (126.5)              (748.0)             621.4
Cash Flows from Financing Activities                3.8                563.4             (559.6)
Cash and Cash Equivalents at end of                61.3                 48.5               12.7
year

Reference
1.  Number of Employees

                                                                                        Increase             % Increase
                                             Sept. 30, 2001      Sept. 30, 2000        (Decrease)            (Decrease)
                                             --------------      --------------        ----------            ----------
                                                  7,500                7,250                250                  3.4%

2.   Capital Expenditures


                                                                                                         Billions of Yen
                                                                                                         ---------------
                                            Six Months Ended    Six Months Ended        Increase            % Increase
                                             Sept. 30, 2001      Sept. 30, 2000        (Decrease)            (Decrease)
                                             --------------      --------------        ----------            ----------
                                                   54.1                 66.9              (12.8)               (19.1%)

3. Management Index

                                                                                      % Increase
                                             Sept. 30, 2001      March 31, 2001        (Decrease)
                                             --------------      --------------        ----------
                                                   16.5                 16.4                0.1

Note: EBITDA margin = {Operating Income + (Depreciation + Loss on Retirement)}
      / Operating Revenues